Exhibit 3.1
Amendment No. 1 to Amended and Restated Bylaws
of
Markland Technologies, Inc. (formerly Quest Net Corp.)

(Adopted by the Board of Directors on August 9, 2006)

The first paragraph of Section 6 of Article I of the Amended and Restated Bylaws of Markland Technologies, Inc. (formerly Quest Net Corp.) is hereby deleted in its entirety and replaced with the following:

“Section 6. Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors may fix in advance a date as the record date for the determination of shareholders, such date in any case to be not more than 70 days before the meeting or action requiring a determination of shareholders (except that such 70-day requirement shall not apply with respect to the record date for determining shareholders entitled to receive payment of any dividend) but in no event may a record date fixed by the Board of Directors be a date preceding the date upon which the resolution fixing the record date was adopted.”